EXHIBIT 16.1
October 27, 2005
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Del Taco Restaurant Properties I (the Partnership) and, under the date of March 4, 2005 we reported on the financial statements of Del Taco Restaurant Properties I as of and for the years ended December 31, 2004 and 2003. On October 24, 2005, our appointment as principal accountants was terminated. We have read Del Taco Restaurant Properties I statements included under Item 4.01 of its Form 8-K dated October 24, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Partnership’s statement that the change was recommended by the Director and Executive Officers in Item 4.01(a)(i) and we are not in a position to agree or disagree with the Partnership’s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP